Mail Stop 3561

September 30, 2009

Donald J. Shippar,
Chairman, Chief Executive Officer, President
Allete, Inc.
30 West Superior Street
Duluth, MN 55802

> **Re:** **Allete, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 13, 2009**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
> **December 31, 2008**
> **Filed February 26, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 24, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2008**
> **Filed March 5, 2009 and August 5, 2009**
> **File No. 001-03548**

Dear Mr. Shippar:

　　We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 7

General

1. Please discuss the extent to which your business is seasonal and how the seasonality of your business may affect your operations.

2. Please discuss in greater detail the competition you face with respect to your electric and gas operations. For example, please provide an estimate of the number of competitors and your competitive position, if known or reasonably available to you. Also, please discuss the principal methods of competition, and any positive and negative factors pertaining to your competitive position. We note your current "Competition" discussion on page 17.

Employees, page 19

3. We note your disclosure that the labor contract covering 635 employees of Minnesota Power and SWL&P has expired and that negotiations on a new contract have continued through June 30, 2009. We also note in footnote five of your financial statements for the fiscal quarter ended June 30, 2009 that the matter has progressed to arbitration and arbitration is set for October 2009. Please generally discuss the main concessions the union is seeking and to the extent material, please discuss the possible affects on your operations if the union was able to win all or a majority of the concessions it is seeking. Please also discuss what your anticipated timeframe for resolution will be.

Item 1A. Risk Factors, page, 21

Our operations could be significantly impacted by initiatives designed to reduce…, page 21

4. We note your disclosure that you are participating in research and study initiatives to mitigate the potential impact of carbon emissions regulation on our business. Please discuss here or in your Management's Discussion and Analysis of Financial Condition and Results of Operations section the research and study initiatives you are referring to and how they may mitigate the potential impact of carbon emissions regulation on your business.

Item 7. Management's Discussion and Analysis of Financial Conditions…, page 26

Investments and Other, page 27

2008 Compared to 2007, page 26

5. Please expand your discussion to provide a more detailed discussion of your operating results by explaining the changes in operation and cash flow amounts between the periods, so that

your readers may better understand your operations. This discussion should not simply repeat information that is available from the face of the financial statements, but should instead explain the reasons behind the period-to-period changes. In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes. For example, you state that a decrease in revenue at ALLETE Properties was a result of "[w]eaker real estate market conditions in Florida." In this regard, you should revise to disclose what you mean by "weaker real estate market conditions." Similarly, please revise the remainder of your "Results of Operations" section appropriately. For additional guidance, please refer to SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Outlook, page 32

Investments and Other, page 36

6. We note your disclosure at the bottom of page 37 that you believe that your Florida properties continue to have long-term value. We also note your disclosure on page 35 in your Form 10-Q for the fiscal quarter ended June 30, 2009 that you believe the long-term prospects for your Florida properties is favorable. In light of the current status of the real estate market in Florida and across the United States, please discuss the basis for your beliefs. Also, please discuss the extent to which your consolidated results of operations, financial condition and liquidity will be affected if the weakness in the Florida real estate market continues for an extended period of time and you are unable to develop and/or sell these properties.

Liquidity and Capital Resources, page 38

Securities, page 39

7. We note your disclosure that you sold three series of first mortgage bonds into the private-placement market between February 2008 and December 2008 and one series in January 2009. Please clarify if these securities were registered or unregistered. If unregistered, please provide the information required under Item 701 of Regulation S-K. If these securities were registered please indicate what registration statements these securities were registered under. Please refer to Item 5 of Form 10-K.

8. We note that on page 38 under "Financing Activities" you disclose that you issued 1.8 million shares of common stock for net proceeds of $71.1 million, but on page 40 under "Securities" you indicate that you issued 1.56 million shares of common stock under your February 19, 2008 distribution agreement with KCCI, Inc. for net proceeds of $60.8. Please explain if these are the same transactions and, if not, please advise if the 1.8 million shares of common stock that were issued were registered or unregistered. If unregistered please provide the information required under Item 701 of Regulation S-K. If these shares were registered please indicate what registration statement these securities were registered under.

If the 1.56 million and 1.8 million issuances are part of the same transaction, please reconcile the difference in the amount of shares issued and the amount of net proceeds.

Contractual Obligations, page 40

9. We note your statement that you are unable to predict contribution levels to your defined benefit pension or post-retirement health and life plans after 2009. We also note on page 79 under Note 14 to your financial statements that the fair value of your pension plan assets went from $405.6 million at December 31, 2007 to $273.7 million at the end of December 31, 2008 and your pension obligations at the December 31, 2008 was $440.4 million. Please discuss why you are unable to predict your contribution levels past 2009 and the actions you are taking to address the unfunded portion of your pension obligations. Please discuss in your "Liquidity and Capital Resources" section how the large increase in the unfunded portion of your pension obligations may affect your financial condition, liquidity and operations.

Item 15. Exhibits and Financial Statement Schedules, page 45

Exhibit 10 – Material Contracts

10. We note that several of your material contracts, including Exhibits 10(c), 10(d)(1), 10(e) and 10(g) listed on your Exhibit Index are noted as being filed without appendices and exhibits. While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally upon request, there is not a similar provision in Item 601(b)(10) of Regulation S-K. Please confirm that you will re-file a complete copy of these agreements with your next periodic report or advise why it is not appropriate for you to do so.

11. We note that Exhibit 10(d)(3), "Second Amendment to Fourth Amended and Restated Committed Facility Letter dated December 14, 2008" is not filed with your Form 10-K and there is no cross-reference to the filing that contains this exhibit. Please advise what filing contains this exhibit.

Consolidated Financial Statements, page 50

12. Tell us your consideration of the applicability of the footnote disclosure requirements in Rule 4-08(e)(3)(i) and (ii) of Regulation S-X. Also tell us whether Schedule I is required pursuant to Rules 5-04 and 12-04 of Regulation S-X. In responding to the comment, please tell us the amount of restricted net assets of consolidated and unconsolidated subsidiaries as defined in Rule 4-08(e)(3) of Regulation S-X, and how you compute this amount. Confirm that future filings will be revised to address these disclosure requirements, as applicable.

Definitive Proxy Statement on Schedule 14A

General

13. Please provide the disclosure required under Item 407(e)(4) regarding compensation committee interlocks and insider participation or advise why you are not required to do so.

Related Person Transactions and Director Independence Determinations, page 9

14. We note your statement that "[t]he Corporate Governance Committee examined all transactions between Directors and the Company…" Please confirm that you examined all transactions between the company and executive officers or other related parties and please disclose the information required under Item 404 of Regulation S-K with respect to any related party transaction that falls within the scope of Item 404 of Regulation S-K.

Compensation Discussion and Analysis, page 13

Process for Determining Executive Compensation, page 19

15. Please discuss the extent to which the Compensation Committee has the discretion to approve the vesting or payout of awards under each of your performance oriented compensation programs absent the attainment of the pre-established performance goals tied to each of your compensation programs.

Role of Management, page 19

16. We note that Mr. Shippar recommends compensation levels to the Compensation Committee based, in part, on Mr. Shippar's assessment of each executives performance. Please discuss the specific elements of individual performance or contribution that you have taken into consideration. See Item 402(b)(2)(vii) of Regulation S-K.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all

Donald J. Shippar
Allete, Inc.
September 30, 2009
Page 6

facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact, Adam Phippen, Staff Accountant, at (202) 551-3344 or in his absence William Thompson, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225, or Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director